                                  SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                            NETSOL INTERNATIONAL, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
                         (Title of Class of Securities)

                                    64115A105
                                 (CUSIP Number)

                             JOHN C. KIRKLAND, ESQ.
                             Greenberg Traurig, LLP
                        2450 Colorado Avenue, Suite 400E
                         Santa Monica, California 90404
                                 (310) 586-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 26, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 64115 A 105

(1) NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Blue Water Master Fund, L.P.
         ----------------------------------------------------------------------
         I.R.S. Indentification No. - 98-0198093

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Curacao, British West Indies
         ----------------------------------------------------------------------
                           (7)     SOLE VOTING POWER

  NUMBER OF                        2,175,200
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)     SHARED VOTING POWER
  OWNED BY
    EACH                            0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)     SOLE DISPOSITIVE POWER

                                   2,175,200
                          -----------------------------------------------------
                          (10)     SHARED DISPOSITIVE POWER

                                   0
                          -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,175,200
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.8%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         PN
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


                              CUSIP NO. 64115 A 105
                                    ---------

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Blue Water Partners II, L.P.
         ----------------------------------------------------------------------
         I.R.S. Identification No. --

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [x]
                                                                        (b) [ ]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Curacao, British West Indies
         ----------------------------------------------------------------------
                           (7)   SOLE VOTING POWER

  NUMBER OF                      181,300
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)   SHARED VOTING POWER
  OWNED BY
    EACH                         0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)   SOLE DISPOSITIVE POWER

                                 181,300
                          -----------------------------------------------------
                          (10)   SHARED DISPOSITIVE POWER

                                 0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         181,300
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN  SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.56%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         PN
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


                              CUSIP NO. 64115 A 105
                                    ---------

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PSM International Limited
         ----------------------------------------------------------------------
         I.R.S. Identification No. - n/a

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]

                                                                        (b) [ ]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(6)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Isle of Man
         ----------------------------------------------------------------------
                           (7)   SOLE VOTING POWER

  NUMBER OF                      100,000
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)   SHARED VOTING POWER
  OWNED BY
    EACH                         0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)   SOLE DISPOSITIVE POWER

                                 100,000
                          -----------------------------------------------------
                          (10)   SHARED DISPOSITIVE POWER

                                 0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100,000
         ----------------------------------------------------------------------

(13)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN  SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .9%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         CO
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


                              CUSIP NO. 64115 A 105
                                    ---------

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert and Susan Harman
         ----------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]

         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         BK
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
         ----------------------------------------------------------------------
                           (7)  SOLE VOTING POWER

  NUMBER OF                     88,000
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)  SHARED VOTING POWER
  OWNED BY
    EACH                        0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)  SOLE DISPOSITIVE POWER

                                88,000
                          -----------------------------------------------------
                          (10)  SHARED DISPOSITIVE POWER

                                0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         88,000
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN  SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .8%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         IN
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 64115 A 105

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Dr. Henry Vogel
         ----------------------------------------------------------------------
         I.R.S. Identification No. n/a

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
         ----------------------------------------------------------------------
(3)      SEC USE ONLY

         ----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         OO
         ----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         ----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
         ----------------------------------------------------------------------
                           (7)     SOLE VOTING POWER

  NUMBER OF                        463,240
   SHARES                 -----------------------------------------------------
 BENEFICIALLY              (8)     SHARED VOTING POWER
  OWNED BY
    EACH                            0
  REPORTING               -----------------------------------------------------
 PERSON WITH               (9)     SOLE DISPOSITIVE POWER

                                   463,240
                          -----------------------------------------------------
                          (10)     SHARED DISPOSITIVE POWER

                                   0
                          -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         463,240
         ----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                            [ ]
         ----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
         ----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         IN
         ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1 SECURITY AND ISSUER

         The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on April 26, 2001, by Blue Water Master Fund, L.P., a limited partnership formed in Curacao, Netherland Antilles, relating to the common shares, $.001 par value (the "Shares") of NetSol International, Inc., a Nevada Corporation (the "Issuer") is hereby amended to furnish and restate the information set forth herein. The address of the principal executive offices of the Issuer is 24025 Park Sorrento, Suite 220, Calabasas, CA 91302.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of shares purchased were 3,007,740 (the "Registrants' Shares"). The sources of funding for the purchase of the Registrants' Shares were the personal funds of Mr. and Mrs. Harman and Dr. Vogel and the working capital of each of BW Master Fund, BW Partners and PSM.

ITEM 4 PURPOSE OF TRANSACTION

            Registrants have determined that they are not satisfied with current management of the Issuer, and have agreed to form a group for the purpose of exploring available options to maximize shareholder value. As of the date hereof, Registrants have formed NetSol Shareholders Group, LLC, a Nevada limited liability company (the "Group"), in order to facilitate their group activities. Registrants intend to actively seek out and consider all available alternatives, including, but not limited to, replacing some or all of the current Board of Directors and executive officers of the Issuer with a new management team, merging with or being acquired by another corporation, and attracting additional shareholders, business partners or other investors for purposes of generating additional financing to acquire control of the Issuer. Registrants may engage business and financial advisors, and legal counsel, to assist in their evaluation and consideration of available alternatives.

            The Group has decided to call a special meeting at 9:00 a.m. local time on Friday, June 1, 2001 at the principal executive offices of the Issuer, 24025 Park Sorrento Drive, Calabasas, California 91302, or such other location as is designated by the Board of Directors of the Issuer ("Special Meeting"), and to solicit proxies to be voted at the Special Meeting. At the Special Meeting, the Group will seek to remove the entire current Board of Directors of the Issuer and to elect a new Board of Directors of the Issuer comprised of the following five (5) nominees:

                  1.  Cary Burch

                  2.  Jonathan Iseson

                  3.  Graeme Glew

                  4.  Shelly Singhal

                  5.  Donald Danks

            Each of the nominees (each a "Nominee" and, collectively, the "Nominees") have been selected by the Group.

            In the alternative, rather than removing the current Directors at the Special Meeting, the Group may seek to remove the current Directors and elect the Nominees as Directors through written consent, in accordance with
Section 78.320(2) of the Nevada Revised Statutes ("NRS"). Pursuant to NRS
Section 78.335(1) any director or one or more of the incumbent directors may be removed by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to voting power. NRS
Section 78.320(3) provides that in no instance where action is authorized by written consent need a meeting of stockholders be called or notice given. In accordance with Section 78.320(2) and 78.320(3) of the NRS and consistent with both the Articles of Incorporation and Bylaws of the Issuer, the Group may effect the removal of all of the current Directors and the election of the Nominees as Directors by obtaining the written consent of Stockholders holding the required two-thirds voting power, without holding a special meeting of Stockholders and without giving notice of such action to the Issuer's Stockholders. If Stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to voting power communicate to the Group a willingness and desire to remove the current Directors and elect a new slate of Directors, such action may be taken by such written consent in lieu of the special meeting of Stockholders.

            This summary of the preliminary proxy statement does not purport to be complete and is qualified in its entirety by reference to the complete text of the preliminary proxy statement which is incorporated herein by reference to the Schedule 14A filed by the Group with the SEC on April 26, 2001.

            Depending on the market price of the Shares and upon other conditions, Registrants may acquire additional Shares from time to time in the open market or otherwise or may seek to acquire Shares from the Issuer, at prices which Registrants may determine to be appropriate. In addition, depending upon market prices and other conditions, Registrants may dispose of Shares at any time and from time to time in the open market or otherwise at prices which Registrants may determine to be appropriate.

            Accordingly, the Group is soliciting proxies in favor of removing the current Directors of the Issuer and electing a slate of Directors proposed by the Group.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER


(a) As of the close of business on April 26, 2001, Registrants may be deemed to beneficially own, in the aggregate, 3,007,740 Shares, representing approximately 25.9% of the Issuer's outstanding Shares (based upon the 11,592,997 Shares stated to be outstanding as of April 10, 2001, by the Issuer in the Issuer's Form S-3 Registration Statement, filed with the Securities and Exchange Commission on April 24, 2001).


(b) BW Master Fund has sole voting power and sole dispositive power with regard to 2,175,200 Shares. BW Partners has sole voting power and sole dispositive power with regard to 277,400 Shares. The limited partners of BW Master Fund are Blue Water Partners I, L.P. and Blue Water Fund, Ltd. Because they are the only limited partners of BW Master Fund, their ownership of interests in BW Master Fund may, under SEC interpretations, be deemed ownership of the securities owned by

BW Master Fund. Blue Water Partners I, L.P. and Blue Water Fund, Ltd. each specifically disclaims ownership of the securities described in this report. BW Partners holds title to and has sole power to vote or to direct the vote of 277,400 of the 2,452,600 Shares described in this filing. Blue Water Partners, L.L.C. is the general partner of each of BW Master Fund, and BW Partners, and as such may, under SEC interpretations, be deemed a beneficial owner of the securities held by the partnerships. Blue Water Partners, L.L.C. specifically disclaims ownership of the securities described in this report. JDI Management Corp. provides investment advisory services to Blue Water Partners, L.L.C., and as such may, under SEC interpretations, be deemed a beneficial owner of the securities held by the partnerships. JDI Management Corp. specifically disclaims ownership of the securities described in this report. Jonathan D. Iseson holds a controlling interest in JDI Management Corp. and as such may, under SEC interpretations, be deemed a beneficial owner of the securities held by the partnerships. Jonathan D. Iseson specifically disclaims ownership of the securities described in this report.

PSM has sole voting power and sole dispositive power with regard to 100,000 Shares. Mr. and Mrs. Harman have sole voting power and sole dispositive power with regard to 88,000 Shares. Dr. Vogel has the sole voting power and sole dispositive power with regard to 463,240 Shares.


(c) The following table that sets forth all transactions with respect to Shares effected by any of the Registrants during the past sixty (60) days. All such transactions were effected in the open market, and exclude commissions paid.


SHAREHOLDERS                      AMOUNT OF SHARES OF COMMON STOCK          DATE OF PURCHASE
------------                      --------------------------------          ----------------
Robert and Susan Harman           20,000                                    April 10, 2001



(d)         Not applicable

(e)         Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Number    Description
------    -----------
2. Preliminary Proxy Statement of NetSol Shareholders Group, LLC dated April 26, 2001. Incorporated by reference to the Schedule 14A filed by NetSol Shareholders Group, LLC with the SEC Commission on April 26, 2001.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2001

BLUE WATER MASTER FUND, L.P.

By:  Blue Water Partners, L.L.C.
         Its General Partner

         By:  JDI Management Corp.
                  Its Principal

                  By:  Jonathan D. Iseson
                           Its Principal


/s/   JONATHAN D. ISESON
----------------------------------




BLUE WATER PARTNERS II, L.P.

By:  Blue Water Partners, L.L.C.
         Its General Partner

         By:  JDI Management Corp.
         Its Principal

                  By:  Jonathan D. Iseson
                           Its Principal


/s/   JONATHAN D. ISESON
----------------------------------


PSM INTERNATIONAL LIMITED.

By:

/s/ GRAEME GLEW
----------------------------------
Name: Graeme Glew
Its: Managing Director


/s/ ROBERT J. HARMAN
----------------------------------
Robert J. Harman


/s/ SUSAN P. HARMAN
----------------------------------
Susan P. Harman


/s/ DR. HENRY VOGEL
----------------------------------
Dr. Henry Vogel

EXHIBIT INDEX

Number    Description
------    -----------
2. Preliminary Proxy Statement of NetSol Shareholders Group, LLC dated April 26, 2001. Incorporated by reference to the Schedule 14A filed by NetSol Shareholders Group, LLC with the SEC Commission on April 26, 2001.